SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 8, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips shareholders approve all proposals at the AGM 2024", dated May 7, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on May 8, 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

May 7, 2024

Philips shareholders approve all proposals at the AGM 2024

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), today announced that its shareholders approved all proposals at the Annual General Meeting of Shareholders (AGM) 2024, including:

  The re-appointment of Chairman Feike Sijbesma and Peter Löscher as members of the Supervisory Board.
  The appointment of Benoît Ribadeau-Dumas as member of the Supervisory Board.
  The appointment of Charlotte Hanneman as member of the Board of Management, with effect from October 1, 2024.
  The discharge of the members of the Board of Management and members of the Supervisory Board.
  A full overview of the resolutions taken at the AGM 2024 can be found below.

Feike Sijbesma, Chairman of Philips’ Supervisory Board, said: “I am very pleased with the re-appointment of Peter and the appointment of Benoît, who has extensive experience with large and global industrial companies. With our highly knowledgeable and experienced members, the composition of our Supervisory Board is very strong and well positioned to fulfill our vital duty of advising, challenging, and supporting Management in executing Philips’ strategy, and it is an honor to serve a second term leading this Board.

I would also like to welcome Charlotte to Philips. She will join Philips’ Board of Management on October 1, and fulfill the role of Chief Financial Officer. Her strong MedTech knowledge and extensive finance experience, coupled with her energy and passion for the healthcare industry, make her an ideal fit for the role. Charlotte will work with Abhijit, Philips’ current Chief Financial Officer, until October, ensuring a smooth transition. I would also like to thank Abhijit in advance for his tremendous contribution to Philips over the last 38 years, and more particularly during his nine years as Chief Financial Officer.”

Roy Jakobs, CEO of Royal Philips said: “I want to congratulate our Chairman Feike with his re-appointment. Together with Peter and Benoît, as well as the other Supervisory Board members, they represent the best in the industry to provide oversight and valuable insights to Management in executing Philips’ 2023-2025 plan to create value with sustainable impact for all stakeholders. We look forward to a continued strong and successful collaboration, as we aim to improve the health and well-being of people through meaningful innovation.”

All resolutions taken at the AGM 2024:

Agenda item	Resolution
2

Annual Report 2023

· Adoption of the financial statements 2023

· Adoption of a dividend of EUR 0.85 per common share, in common shares, against retained earnings

· Positive advisory vote on the approval of the Remuneration Report 2023

· Discharge of the members of the Board of Management

· Discharge of the members of the Supervisory Board

3	Composition of the Board of Management · Appointment of Ms Hanneman as member of the Board of Management with effect from October 1, 2024
4

Composition of the Supervisory Board

· Re-appointment of Mr Sijbesma as member of the Supervisory Board with effect from May 7, 2024

· Re-appointment Mr Löscher as member of the Supervisory Board with effect from May 7, 2024

· Appointment of Mr Ribadeau-Dumas as member of the Supervisory Board with effect from May 7, 2024

5	Remuneration of the Board of Management and the Supervisory Board · Adoption of Remuneration Policy for the Board of Management · Adoption of Remuneration Policy for the Supervisory Board
6	Authorization of the Board of Management to issue shares or grant rights to acquire shares and restrict or exclude pre-emption rights
7	Authorization of the Board of Management to acquire shares in the company
8	Cancellation of shares

Further details about the dividend can be found via this link, and additional information on the composition of the Board of Management, the Executive Committee and the Supervisory Board can be found here. Philips’ 2023 financial statements are included in its Annual Report 2023 that was published on February 20, 2024.

For more information about Philips’ AGM 2024, please click on this link.

For further information, please contact:

Elco van Groningen
Philips External Relations
Tel.: +31 6 8103 9584
E-mail: elco.van.groningen@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring, and enterprise informatics, as well as in personal health. Philips generated 2023 sales of EUR 18.2 billion and employs approximately 69,100 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.